SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

INTERNATIONAL SEAWAYS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

Y410531021

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Common Stock has no CUSIP number. The CINS number for the Common Stock is Y41053102.

CUSIP No. Y41053102	Page 2 of 7

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,233,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,233,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%(1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 29,199,074 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2019, as reported on the Form 10-K (as defined in Item 5).

CUSIP No. Y41053102	Page 3 of 7

Item 1. Security of the Issuer.

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2016 (as amended by Amendment No. 1 thereto filed on October 9, 2018, Amendment No. 2 thereto filed on November 5, 2018, Amendment No. 3 thereto filed on February 26, 2019, Amendment No. 4 thereto filed on March 14, 2019 and Amendment No. 5 thereto filed on April 10, 2019, the “Schedule 13D”), relating to the shares of Common Stock, no par value (the “Common Stock”), of International Seaways, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 600 Third Avenue, 39th Floor, New York, New York 10016. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) The percentage set forth in this Schedule 13D is based on the Issuer’s 29,199,074 shares of Common Stock outstanding as of March 8, 2019, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2019 (the “Form 10-K”). The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) During the last 60 days, the Investment Manager effected the following transactions in the Common Stock:

Date	Amount	Price per Share	Type of Transaction
February 11, 2019	11,203	$16.48	open market sale
February 11, 2019	9,110	$16.39	open market sale
February 11, 2019	10,000	$16.25	open market sale
February 12, 2019	3,766	$17.50	open market sale
February 12, 2019	500	$17.58	open market sale
February 12, 2019	10,000	$17.10	open market sale
February 12, 2019	5,000	$17.05	open market sale
February 12, 2019	10,000	$16.80	open market sale
February 13, 2019	6,221	$17.60	open market sale
February 14, 2019	1,003	$17.30	open market sale
February 14, 2019	10,000	$17.20	open market sale
February 15, 2019	2,328	$17.72	open market sale
February 15, 2019	6,853	$17.82	open market sale
February 15, 2019	5,000	$17.41	open market sale
February 19, 2019	1,356	$18.70	open market sale
February 19, 2019	10,000	$18.51	open market sale
February 19, 2019	10,000	$18.46	open market sale
February 19, 2019	10,000	$18.00	open market sale
February 20, 2019	5,847	$17.26	open market sale
February 20, 2019	1,167	$17.62	open market sale
February 21, 2019	10,000	$17.21	open market sale
February 22, 2019	10,000	$17.52	open market sale
February 22, 2019	10,000	$17.55	open market sale
February 22, 2019	1,200	$18.27	open market sale
February 25, 2019	1,000	$18.23	open market sale
February 25, 2019	1,000	$18.01	open market sale
February 25, 2019	2,000	$17.91	open market sale
February 25, 2019	1,500	$17.54	open market sale
February 25, 2019	605	$17.68	open market sale
February 25, 2019	300	$17.65	open market sale
February 26, 2019	7,613	$17.30	open market sale
February 26, 2019	10,000	$17.49	open market sale
February 26, 2019	1,500	$17.17	open market sale
February 27, 2019	5,000	$16.85	open market sale
February 27, 2019	5,000	$17.12	open market sale

CUSIP No. Y41053102	Page 4 of 7

Date	Amount	Price per Share	Type of Transaction
February 28, 2019	310	$16.74	open market sale
February 28, 2019	5,000	$16.65	open market sale
February 28, 2019	100	$16.85	open market sale
February 28, 2019	1,000	$16.63	open market sale
February 28, 2019	800	$16.62	open market sale
February 28, 2019	1,000	$16.70	open market sale
March 1, 2019	10,000	$16.72	open market sale
March 1, 2019	1,146	$16.79	open market sale
March 4, 2019	2,785	$17.08	open market sale
March 4, 2019	10,000	$17.03	open market sale
March 4, 2019	5,000	$17.13	open market sale
March 4, 2019	5,000	$16.85	open market sale
March 5, 2019	2,500	$17.42	open market sale
March 5, 2019	2,500	$17.41	open market sale
March 5, 2019	2,500	$17.30	open market sale
March 5, 2019	2,500	$17.32	open market sale
March 6, 2019	918	$16.95	open market sale
March 6, 2019	2,500	$17.35	open market sale
March 7, 2019	2,628	$16.85	open market sale
March 7, 2019	5,000	$16.80	open market sale
March 8, 2019	2,500	$16.75	open market sale
March 8, 2019	2,500	$16.66	open market sale
March 8, 2019	2,500	$16.64	open market sale
March 8, 2019	2,500	$16.59	open market sale
March 8, 2019	5,000	$16.48	open market sale
March 11, 2019	23,581	$17.36	open market sale
March 11, 2019	50,000	$17.16	open market sale
March 11, 2019	100,000	$17.15	open market sale
March 11, 2019	200	$17.14	open market sale
March 11, 2019	1,100	$16.99	open market sale
March 11, 2019	400	$17.00	open market sale
March 12, 2019	5,341	$19.07	open market sale
March 12, 2019	10,000	$18.91	open market sale
March 12, 2019	10,000	$18.87	open market sale
March 12, 2019	10,000	$18.97	open market sale
March 12, 2019	5,000	$19.36	open market sale
March 13, 2019	5,027	$18.90	open market sale
March 13, 2019	200	$19.13	open market sale
March 13, 2019	10,764	$19.05	open market sale
March 13, 2019	75,000	$18.92	open market sale
March 13, 2019	2,500	$19.18	open market sale
March 13, 2019	2,500	$18.98	open market sale
March 14, 2019	9,290	$18.38	open market sale
March 14, 2019	2,500	$18.46	open market sale
March 14, 2019	2,500	$18.35	open market sale
March 14, 2019	5,000	$18.32	open market sale
March 15, 2019	2,466	$18.60	open market sale
March 15, 2019	10,000	$18.55	open market sale
March 15, 2019	18,297	$18.49	open market sale
March 15, 2019	2,500	$18.59	open market sale
March 15, 2019	2,500	$18.50	open market sale
March 18, 2019	50	$19.05	open market sale
March 18, 2019	1,800	$18.90	open market sale
March 18, 2019	5,000	$19.11	open market sale
March 18, 2019	10,000	$19.10	open market sale

CUSIP No. Y41053102	Page 5 of 7

Date	Amount	Price per Share	Type of Transaction
March 18, 2019	10,500	$19.00	open market sale
March 18, 2019	1,500	$18.86	open market sale
March 19, 2019	18,145	$18.75	open market sale
March 20, 2019	1,300	$18.54	open market sale
March 20, 2019	103	$18.57	open market sale
March 20, 2019	1,500	$18.45	open market sale
March 20, 2019	1,500	$18.48	open market sale
March 25, 2019	6,998	$18.32	open market sale
March 26, 2019	14,891	$18.00	open market sale
March 26, 2019	3,300	$18.42	open market sale
March 26, 2019	7,309	$18.06	open market sale
March 26, 2019	900	$18.14	open market sale
March 27, 2019	2,589	$17.86	open market sale
March 27, 2019	5,000	$17.70	open market sale
March 27, 2019	2,920	$17.64	open market sale
March 27, 2019	1,500	$17.62	open market sale
March 27, 2019	1,500	$17.54	open market sale
March 27, 2019	1,000	$17.74	open market sale
March 28, 2019	1,801	$17.36	open market sale
March 28, 2019	907	$17.43	open market sale
March 28, 2019	1,500	$17.33	open market sale
March 28, 2019	2,500	$17.24	open market sale
March 28, 2019	2,500	$17.19	open market sale
March 29, 2019	1,643	$17.53	open market sale
April 1, 2019	2,495	$17.41	open market sale
April 1, 2019	10,000	$17.34	open market sale
April 2, 2019	4,207	$17.34	open market sale
April 2, 2019	5,000	$17.14	open market sale
April 3, 2019	1,854	$17.17	open market sale
April 3, 2019	3,200	$17.34	open market sale
April 3, 2019	2,000	$17.10	open market sale
April 3, 2019	2,000	$17.00	open market sale
April 3, 2019	2,000	$16.97	open market sale
April 3, 2019	73,700	$16.73	open market sale
April 3, 2019	2,000	$16.95	open market sale
April 3, 2019	2,000	$16.90	open market sale
April 3, 2019	2,000	$16.84	open market sale
April 4, 2019	1,394	$17.12	open market sale
April 4, 2019	7,567	$17.20	open market sale
April 5, 2019	7,758	$17.19	open market sale
April 5, 2019	10,000	$17.16	open market sale
April 5, 2019	10,000	$17.14	open market sale
April 5, 2019	10,000	$17.08	open market sale
April 8, 2019	93,446	$17.74	open market sale
April 8, 2019	17,699	$18.07	open market sale
April 8, 2019	412	$18.14	open market sale
April 8, 2019	25,000	$18.00	open market sale
April 8, 2019	5,000	$17.78	open market sale
April 8, 2019	5,000	$17.50	open market sale
April 9, 2019	13,528	$18.17	open market sale
April 9, 2019	200	$18.25	open market sale
April 9, 2019	615	$18.28	open market sale
April 9, 2019	20,000	$18.12	open market sale
April 9, 2019	3,531	$18.16	open market sale
April 9, 2019	35,000	$17.60	open market sale

CUSIP No. Y41053102	Page 6 of 7

Date	Amount	Price per Share	Type of Transaction
April 10, 2019	41,087	$18.78	open market sale
April 10, 2019	50,000	$18.70	open market sale
April 10, 2019	50,000	$18.60	open market sale
April 10, 2019	50,000	$18.50	open market sale
April 10, 2019	50,000	$18.35	open market sale

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: April 11, 2019

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Name:	Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)